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                                 EXHIBIT 99.13



                        Convergent Communications, Inc.
                 Second Amendment to the Stock Incentive Plan

                                 INTRODUCTION

    Convergent Communications, Inc., a Colorado corporation (hereinafter referred to as the "Corporation"), has established an incentive compensation plan known as the "Convergent Communications, Inc. Stock Incentive Plan," as amended (hereinafter referred to as the "Plan"). The Plan permits the grant of performance stock awards, incentive bonuses, non-qualified stock options and incentive stock options.

    Pursuant to this Second Amendment to the Plan (hereinafter referred to as the "Amendment"), the Corporation desires to amend the Plan to increase the number of Shares which may be granted for all purposes under the Plan.


                             STOCK SUBJECT TO PLAN

    3.1  Aggregate Limits.  Subject to the adjustments provided in Section 11 of
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the Plan, Section 3.1 of the Plan shall be amended to increase the aggregate number of Shares which may be granted for all purposes under the Plan to a total of Four Million (4,000,000) Shares.


                             CONTINUATION OF PLAN

    All other terms and conditions of the Plan shall remain in full force and effect.


                                EFFECTIVE DATE

    This Amendment shall be effective as of June 16, 2000.



    /S/ Joseph R. Zell
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Joseph R. Zell, Chief Executive Officer